SECURITIES AND EXCHANGE COMMISSION
For Foreign Governments and Political Subdivisions Thereof

FORM 18-K/A
Washington, D.C. 20549

AMENDMENT NO. 4
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2018

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jean-Claude Lauzon
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2018 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.5) Excerpts from Section A “Financial framework for the state of Québec’s public finances” of “Pre-election Report on the State of Québec’s Public Finances”:

— Consolidated financial framework from 2017-2018 to 2022-2023;
— Consolidated revenue from 2017-2018 to 2022-2023;
— Mission expenditures from 2017-2018 to 2020-2021; and
— Main risks to Québec’s financial position and margin for prudence.

(99.6) Section B “Detailed report prepared in accordance with provisions in the act” from “Pre-election Report on the State of Québec’s Public Finances”;

(99.7) Appendix 2 “Financial framework for the General Fund and consolidated entities” from “Pre-election Report on the State of Québec’s Public Finances”: and

(99.8) Appendix 3 “ Mission expenditures according to the government’s financial organization” from “Pre-election Report on the State of Québec’s Public Finances”.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 4 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger

Name:	Alain Bélanger

Title:	Assistant Deputy Minister

Date: August 23, 2018